Mail Stop 3561

March 27, 2006

By U.S. Mail and Facsimile [(305)594-9492]

Mr. Michael Burris, CFO
Benihana, Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

> **Re: Benihana, Inc.**
> **Form 10-K for the fiscal year ended March 27, 2005**
> **Form 10-Q for the quarter ended October 9, 2005**
> **File No. 000-26396**

Dear Mr. Burris:

We have reviewed your response letter dated February 16, 2006, and have the following comments. Where revised or expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 27, 2005
Management's Discussion and Analysis
Outlook, page 24

1.   After reviewing your response to our prior comment number one, we believe that the approach that you have proposed for future filed documents is not in

compliance with the guidelines as set forth in FR-65, and therefore is not permitted. It would appear that you are presenting "restaurant operating profit" as a non-GAAP performance measure (and not, in the alternative, as a liquidity measure). As such, the sample reconciliation that you have provided does not follow the guidelines of FR-65 for filed documents, which specifically state that reconciling items for a non-GAAP performance measure are such items that are "non-recurring" in nature. This same guidance can also be found in Item 10(e)(ii)(b) of Regulation S-K. As "Restaurant opening costs" and "Marketing, general and administrative expenses" are recurring items, they are not appropriate reconciling items. In addition, your disclosure that restaurant operating profit "is a widely used metric within the restaurant industry" is not entirely on point, as we believe this to no longer be true with respect to filed documents. Therefore, we reiterate the conclusion in our prior comment number one, and ask that you omit this measure from your filed reports.

<u>Form 10-Q for the quarter ended January 1, 2006</u>
<u>Note 7. Related Party Transaction, page 10</u>

2.   We note your response to our prior comment number nine and your analysis of the conversion option related to the Series B Convertible Stock. We believe that your analysis provides justification for your classification of the instrument as equity, but think that you should expand your footnote disclosures to more fully describe the more significant contractual features of the arrangement and explain the accounting methodology that you have applied. Please revise your footnotes in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                David R. Humphrey
                                Accounting Branch Chief